FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Extends High-Grade Mineralization Across Multiple Targets within Mulatos District Including PDA, Cerro Pelon, and New Discovery at Halcon
Toronto, Ontario (January 21, 2026) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from ongoing surface exploration drilling within the Mulatos District. Drilling continues to extend high-grade gold mineralization beyond Mineral Reserves at Puerto Del Aire (“PDA”), and Mineral Resources at Cerro Pelon. Additionally, drilling within a new area of focus at Halcon has intersected wide intervals of significant sulphide-hosted gold mineralization.
Cerro Pelon, Halcon and other targets across the District including La Yaqui Grande, represent upside to the PDA project as potential sources of additional higher-grade sulphide ore. The PDA project will include the construction of a mill to process higher-grade sulphide ore from PDA, opening up new opportunities to define and incorporate additional sulphide ore from across the District. PDA remains on track for initial production mid-2027.
“Over the past several years, our focus within the Mulatos District has shifted to targeting higher grade sulphide mineralization. Our long-term track record of exploration success has continued having defined more than a million ounces of Mineral Reserves at PDA, and an initial Mineral Resource at Cerro Pelon. Ongoing success over the past year is expected to drive further Resource growth at Cerro Pelon, and resulted in a new discovery at Halcon, highlighting both the significant upside opportunities to the PDA project, and tremendous exploration potential across the Mulatos District,” said John A. McCluskey, President and Chief Executive Officer.
Cerro Pelon: step-out drilling below and north of the previously mined oxide deposit continues to intersect significant high-grade mineralization, extending and defining new structurally controlled feeder structures. This is expected to drive further growth in higher-grade Mineral Resources. Cerro Pelon is located nine kilometres (“km”) by road from the planned PDA mill and represents a potential source of additional high-grade mill feed. New highlights include1:
•5.60 g/t Au over 23.85 m (25PEL107);
•5.85 g/t Au over 17.35 m (5.93 m true width) (24PEL081);
•6.58 g/t Au over 15.15 m (25PEL127);
•6.64 g/t Au over 12.05 m (8.67 m true width) (25PEL109);
•4.28 g/t Au over 14.10 m (25PEL120);
•4.08 g/t Au over 13.70 m (25PEL157);
•12.95 g/t Au over 4.25 m (25PEL142);
•6.13 g/t Au over 7.20 m (25PEL156); and
•6.49 g/t Au over 6.05 m (2.75 m true width) (25PEL108).

TRADING SYMBOL: TSX:AGI NYSE:AGI

PDA: drilling continues to extend high-grade gold mineralization beyond existing Mineral Reserves and Resources. Limited drilling was completed in 2025 at PDA with the focus shifting to construction of the project. Exploration drilling will resume from underground as development advances and drill platforms are established. New highlights include2:
•13.64 g/t Au over 8.97 m (24MUL397);
•3.72 g/t Au over 15.60 m (24MUL398);
•4.27 g/t Au over 15.61 m (25MUL422);
•4.85 g/t Au over 14.92 m (24MUL403);
•8.79 g/t Au (6.90 g/t Au cut) over 6.92 m (25MUL411);
•5.77 g/t Au over 7.10 m (25MUL418);
•15.00 g/t Au over 2.91 m (24MUL395); and
•43.70 g/t Au (40.00 g/t Au cut) over 0.81 m (24MUL397).
Halcon Target: wide intervals of significant sulphide-hosted gold mineralization intersected within a new discovery. Halcon represents another potential source of higher-grade sulphide mineralization and mill feed, located approximately 2 km north of the La Yaqui Grande open pit, and 7 km by road from the main Mulatos area. New highlights include3:
•3.04 g/t Au over 47.60 m (25HAL017) including;
◦7.78 g/t Au over 4.50 m;
◦6.73 g/t Au over 2.10 m; and
◦13.41 g/t Au over 3.75 m.
•3.53 g/t Au over 37.35 m (25HAL025) including;
◦8.13 g/t Au (7.82 g/t Au cut) over 10.20 m.
•3.46 g/t Au over 31.50 m (25HAL019) including;
◦5.56 g/t Au over 6.00 m; and
◦4.35 g/t Au over 21.00 m.
•3.88 g/t Au over 19.00 m (25HAL024) including;
◦10.08 g/t Au over 3.40 m; and
◦5.90 g/t Au over 5.50 m.
1Composite widths for Cerro Pelon are core length. Where possible, estimated true width is provided.
2Composite widths for PDA are estimated true width of the mineralized zones. Drillhole composite gold grades reported as “cut” at PDA include higher grade samples which have been cut to 40 g/t Au.
3Composite widths at Halcon are core length as true width is unknown at this time. Drillhole composite gold grades reported as “cut” at Halcon include higher grade samples which have been cut to 40 g/t Au.
New highlight intercepts can be found in Table 1, and in Figures 2 through 5 at the end of this news release.

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

2025 Exploration Program – Mulatos District
A total of $20 million was spent on exploration in the Mulatos District in 2025, similar to spending in 2024. The near-mine and regional drilling program totalled 56,117 m in 170 holes. This included 13,779 m of surface exploration drilling in 58 holes at the GAP-Victor and PDA targets at PDA, and 21,394 m in 56 holes at Cerro Pelon. Regional exploration drilling totalled 20,944 m in 56 holes focused on advanced and greenfield targets within the Mulatos District. The Halcon discovery was made as part of the regional exploration drilling program where scout drilling tested a new geological interpretation of the area.
PDA is a higher-grade underground deposit located adjacent to the main Mulatos pit (Figure 1). The results of a positive internal economic study were announced in September 2024 and highlighted an attractive, low-cost, high-return project. With the amendment to the environmental permit received in 2025, construction activities have been ramping up with first production anticipated mid-2027.
The planned addition of a mill to process higher-grade sulphides has created new opportunities for growth within the Mulatos District. This includes Cerro Pelon, where drilling in 2024 was successful in defining an initial Measured and Indicated Mineral Resource at Cerro Pelon totaling 104,000 ounces, grading 4.49 g/t Au. Cerro Pelon remains open in multiple directions and represents upside to the PDA project, with the deposit within trucking distance of the planned mill.
Cerro Pelon
The 2025 drill program at Cerro Pelon was focused on continuing to define and expand high-grade mineralization below and to the north of the previously mined open pit where wide, high-grade mineralization was intersected across multiple drill holes between 2008 to 2017.
High-grade gold and silver mineralization is localized along and at the intersection of north north-west structures, and east north-east structures, thought to represent high sulphidation feeder zones (Figure 2 and 3). Ongoing drilling is expected to refine the structurally controlled zones. There is significant potential to expand the mineralization in all directions as demonstrated by the results from the most northerly two areas of the deposit. A total of 21,394 m of drilling was completed in 2025. New highlights from this drilling include1:
•5.60 g/t Au over 23.85 m (25PEL107);
•5.85 g/t Au over 17.35 m (5.93 m true width) (24PEL081);
•6.58 g/t Au over 15.15 m (25PEL127);
•6.64 g/t Au over 12.05 m (8.67 m true width) (25PEL109);
•4.28 g/t Au over 14.10 m (25PEL120);
•4.08 g/t Au over 13.70 m (25PEL157);
•12.95 g/t Au over 4.25 m (25PEL142);
•6.13 g/t Au over 7.20 m (25PEL156); and
•6.49 g/t Au over 6.05 m (2.75 m true width) (25PEL108).
1Composite widths for Cerro Pelon are core length. Where possible, estimated true width is provided.

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

PDA
PDA is a higher-grade underground deposit located adjacent to the main Mulatos pit and is comprised of multiple mineralized zones including PDA, Gap, Victor, and Estrella (Figure 4). The focus of the 2025 surface exploration program was building upon the successful growth of the deposit over the last several years, including a 9% increase in the year end 2024 Mineral Reserves to 1.1 million ounces, grading 5.45 g/t Au.
In 2025, 2,988 m of drilling was completed within the GAP-Victor zones, and in the relatively untested area between the PDA zones and GAP-Victor. Another 9,618 m of drilling was completed at PDA with the goal of Mineral Resource expansion. Drilling continues to extend high-grade mineralization beyond existing Mineral Reserves; however, limited drilling was completed in 2025 with the focus shifting to construction of the project.
Exploration and Mineral Resource Expansion drilling will recommence at PDA once underground drill platforms have been established to allow for more efficient exploration drill testing below unmineralized cover rock. With the deposit open in multiple directions, there is excellent potential for PDA to continue to grow. Over the past four years, discovery costs at PDA have averaged $19 per ounce.
New highlights from results received since the year end 2024 Mineral Reserves and Resources include2:
•13.64 g/t Au over 8.97 m (24MUL397);
•3.72 g/t Au over 15.60 m (24MUL398);
•4.27 g/t Au over 15.61 m (25MUL422);
•4.85 g/t Au over 14.92 m (24MUL403);
•8.79 g/t Au (6.90 g/t Au cut) over 6.92 m (25MUL411);
•5.77 g/t Au over 7.10 m (25MUL418);
•15.00 g/t Au over 2.91 m (24MUL395); and
•43.70 g/t Au (40.00 g/t Au cut) over 0.81 m (24MUL397).
2Composite widths for PDA are estimated true width of the mineralized zones. Drillhole composite gold grades reported as “cut” at PDA include higher grade samples which have been cut to 40 g/t Au.
Halcon Target
Drilling commenced in the eastern portion of the Halcon target area early in 2025 as part of the regional scout drilling program (Figure 5). Drilling initially tested a new geological interpretation in an area that had only tested near-surface gold mineralization associated with oxides. As exploration drilling advanced, wide intervals of significant sulphide-hosted gold mineralization were intersected within a new area of focus at Halcon. The mineralized hydrothermal breccia is currently interpreted to dip to the northeast, and gold intercepts range from 38 m below surface in the west, to 282 m below surface down dip to the northeast. Mineralization remains open to the north, south and down dip.
The Halcon target is located 2 km north of the La Yaqui Grande open pit and 7 km by road from the main Mulatos area. This new discovery is being targeted and evaluated as a potential additional source of sulphide mineralization to be processed within the PDA mill. New highlights include3:

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

•3.04 g/t Au over 47.60 m (25HAL017) including;
◦7.78 g/t Au over 4.50 m;
◦6.73 g/t Au over 2.10 m; and
◦13.41 g/t Au over 3.75 m.
•3.53 g/t Au over 37.35 m (25HAL025) including;
◦8.13 g/t Au (7.82 g/t Au cut) over 10.20 m.
•3.46 g/t Au over 31.50 m (25HAL019) including;
◦5.56 g/t Au over 6.00 m; and
◦4.35 g/t Au over 21.00 m.
•3.88 g/t Au over 19.00 m (25HAL024) including;
◦10.08 g/t Au over 3.40 m; and
◦5.90 g/t Au over 5.50 m.
•7.08 g/t Au over 6.35 m (25HAL047); and
•3.54 g/t Au over 7.75 m (25HAL046).
3Composite widths at Halcon are core length as true width is unknown at this time. Drillhole composite gold grades reported as “cut” at Halcon include higher grade samples which have been cut to 40 g/t Au.
Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at Mulatos are directed and supervised by Michele Cote, P.Geo., Alamos Gold’s Chief Exploration Geologist, Corporate. Michele Cote is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at Mulatos to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Mulatos Property is controlled by security personnel. The drill core is logged and sampled at the core logging facility within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, based on lithology and alteration, standards and blanks are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a micropore sample bag and sealed with a cable tie in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced micropore bags, which are identified and sealed before being dispatched. The core samples are picked up at the mine site and delivered to Bureau Veritas Commodities Canada Ltd. laboratory in Hermosillo, Mexico.

5 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Gold is analyzed by 30 grams Lead Collection Fire Assay Fusion (FA) that ends with an Atomic Absorption Spectroscopy finish (AAS). Samples greater than 5.0 g/t Au are re-analyzed starting again with a FA process but ending with a gravimetric finish (GRAV). Bureau Veritas is an ISO/IEC 17025 accredited laboratory and has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates that are in line with normal requirements, as well as participating in yearly proficiency tests to evaluate lab performance.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

6 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, “ongoing”, "expect", "plan", "estimate", “target”, “objective”, “budget”, “opportunity” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this news release include, without limitation, statements with respect to opportunities for growth in the Mulatos District, including growth in higher grade Mineral Resources; exploration potential; planned exploration programs and focuses; planned and potential drilling targets, results and related expectations, costs and expenditures; project economics; gold grades; gold prices; mineralization; expected growth of PDA deposit; expected method of mining the PDA deposit and the intended method of processing ore from the PDA deposit; timing of ramp up of construction activities, including the planned addition of a mill, and initial production from PDA; initial underground Mineral Resource at Cerro Pelon and further resource growth at Cerro Pelon; Halcon as a new area of focus and potential source of higher-grade sulphide mineralization and mill feed; mine life; returns to stakeholders and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities; conclusions of economic and geological evaluations; changes in project parameters as plans continue to be refined; any impacts of any illnesses, diseases, epidemics or pandemics on operations and the broader market, including the nature and duration of any regulatory responses; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Mexico; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation, tariffs, trade barriers and/or regulatory costs; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine and/or development plans and/or with construction; changes that may be required to the intended method of accessing, mining and/ore processing ore from the deposit at Puerto Del Aire; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

7 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Select Composite Intervals from new Surface Exploration Drilling at PDA, Cerro Pelon, and Halcon

Composite intervals greater than 3 g/t Au weighted average, capping values 40 g/t Au.

Hole ID	Including	From (m)	To (m)	Core Length (m)	True Width (m)	Au g/t uncut	Au g/t cut	Depth from Surface (m)
24PEL077		152.15	154.15	2.00	0.97	3.29	3.29	135
24PEL081		238.50	242.50	4.00		3.35	3.35	230
24PEL081		338.70	356.05	17.35	5.93	5.85	5.85	330
24PEL082		420.35	421.75	1.40	0.48	3.25	3.25	397
25PEL106		288.75	291.80	3.05	1.19	6.65	6.65	262
25PEL106		306.70	307.65	0.95	0.37	11.70	11.70	277
25PEL107		252.15	276.00	23.85		5.60	5.60	171
25PEL108		313.95	320.00	6.05	2.75	6.49	6.49	282
25PEL109		68.55	80.60	12.05	8.67	6.64	6.64	52
25PEL113		273.70	274.70	1.00		3.43	3.43	253
25PEL117		354.00	355.50	1.50	0.49	13.90	13.90	334
25PEL117		449.00	450.25	1.25	0.41	6.80	6.80	422
25PEL120		244.40	247.40	3.00	2.26	3.50	3.50	160
25PEL120		256.95	263.40	6.45		4.64	4.64	170
25PEL120		269.45	274.85	5.40		3.31	3.31	177
25PEL120		383.70	397.80	14.10		4.28	4.28	252
25PEL121		147.00	154.05	7.05		3.65	3.65	137
25PEL125		374.40	375.50	1.10		3.32	3.32	354
25PEL127		357.00	372.15	15.15		6.58	6.58	325
25PEL130		432.40	436.00	3.60		4.32	4.32	401
25PEL142		287.70	291.95	4.25		12.95	12.95	288
25PEL145		356.75	362.35	5.60		3.72	3.72	340
25PEL147		439.15	441.70	2.55	1.57	5.11	5.11	356
25PEL147		448.30	451.30	3.00	1.85	6.18	6.18	363
25PEL149		375.00	375.80	0.80	0.21	15.20	15.20	367
25PEL151		314.00	316.55	2.55		3.15	3.15	307
25PEL151		351.80	352.50	0.70		3.05	3.05	343
25PEL152		390.65	392.00	1.35		3.46	3.46	248
25PEL155		229.75	232.80	3.05		3.64	3.64	132
25PEL156		84.70	91.90	7.20		6.13	6.13	85
25PEL157		247.20	260.90	13.70		4.08	4.08	186
25HAL014		151.50	153.15	1.65		8.90	8.90	132
25HAL017*		204.75	252.35	47.60		3.04	3.04	125
	including	204.75	209.25	4.50		7.78	7.78	116
	including	219.75	221.85	2.10		6.73	6.73	124
	including	237.35	241.10	3.75		13.41	13.41	134
25HAL017		296.85	298.25	1.40		3.36	3.36	165
25HAL019		309.90	310.95	1.05		3.41	3.41	191

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Including	From (m)	To (m)	Core Length (m)	True Width (m)	Au g/t uncut	Au g/t cut	Depth from Surface (m)
25HAL019*		405.00	436.50	31.50		3.46	3.46	253
	including	415.50	423.00	6.00		5.56	5.56	256
	including	424.50	436.50	21.00		4.35	4.35	263
25HAL019		468.00	469.50	1.50		3.25	3.25	285
25HAL020		207.05	208.25	1.20		3.88	3.88	121
25HAL020		238.50	239.85	1.35		3.86	3.86	140
25HAL024*		267.80	286.80	19.00		3.88	3.88	160
	including	267.80	271.20	3.40		10.08	10.08	156
	including	281.30	286.80	5.50		5.90	5.90	164
25HAL025		201.15	238.50	37.35		3.53	3.53	135
	including	201.15	211.35	10.20		8.13	7.82	133
25HAL032		179.70	181.20	1.50		3.00	3.00	97
25HAL035		345.25	346.50	1.25		6.30	6.30	252
25HAL041		58.70	59.70	1.00		4.85	4.85	38
25HAL041		88.65	91.80	3.15		3.36	3.36	58
25HAL046		262.50	270.25	7.75		3.54	3.54	231
25HAL047		250.35	256.70	6.35		7.08	7.08	208
23MUL107R		385.90	386.90	1.00	0.93	3.50	3.50	405
24MUL378		290.90	291.45	0.55	0.52	3.04	3.04	274
24MUL378		305.80	309.70	3.90	3.90	3.29	3.29	290
24MUL378		314.85	317.90	3.05	3.05	3.94	3.94	298
24MUL380		289.70	290.80	1.10	1.08	4.25	4.25	296
24MUL385		339.70	342.05	2.35	2.35	3.82	3.82	210
24MUL385		359.80	365.25	5.45	5.45	3.12	3.12	228
24MUL387		267.50	268.45	0.95	0.94	5.20	5.20	262
24MUL392		249.65	251.45	1.80	1.80	3.11	3.11	285
24MUL395		298.45	301.45	3.00	2.91	15.00	15.00	304
24MUL396		178.20	181.25	3.05	3.00	5.88	5.88	184
24MUL396		188.10	190.55	2.45	2.41	3.32	3.32	195
24MUL396		212.70	214.40	1.70	1.67	3.62	3.62	222
24MUL397		86.45	87.95	1.50	1.36	13.70	13.70	83
24MUL397		100.90	110.80	9.90	8.97	13.64	9.63	101
24MUL397		118.05	118.95	0.90	0.81	43.70	40.00	114
24MUL398		149.40	172.20	22.80	15.60	3.72	3.72	111
24MUL399		72.95	78.00	5.05	3.41	3.65	3.65	49
24MUL399		154.65	160.50	5.85	5.85	3.36	3.36	117
24MUL401		120.10	122.95	2.85	2.15	3.07	3.07	97
24MUL403		292.30	307.35	15.05	14.92	4.85	4.85	334
24MUL403		322.80	323.40	0.60	0.59	4.80	4.80	361
25MUL407		237.70	238.20	0.50	0.50	3.29	3.29	181
25MUL408		182.60	183.20	0.60	0.60	3.16	3.16	110
25MUL411		126.55	134.05	7.50	6.92	8.79	6.90	119

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Including	From (m)	To (m)	Core Length (m)	True Width (m)	Au g/t uncut	Au g/t cut	Depth from Surface (m)
25MUL415		217.50	218.70	1.20	1.19	4.02	4.02	231
25MUL415		265.45	268.10	2.65	2.64	5.52	5.52	283
25MUL418		103.50	104.75	1.25	1.11	4.80	4.80	89
25MUL418		110.55	114.30	3.75	3.34	3.02	3.02	96
25MUL418		124.50	132.45	7.95	7.10	5.77	5.77	109
25MUL422		223.55	224.75	1.20	1.03	4.60	4.60	218
25MUL422		234.00	252.00	18.00	15.61	4.27	4.27	233
25MUL424		229.30	230.00	0.70	0.69	8.80	8.80	236
25MUL426		263.50	265.00	1.50	1.49	3.10	3.10	283
25MUL427		145.70	146.70	1.00	0.91	3.94	3.94	131
25MUL429		100.70	106.40	5.70	5.28	3.58	3.58	89
25MUL430		112.70	114.35	1.65	1.57	3.74	3.74	111
25MUL430		150.20	151.10	0.90	0.85	3.01	3.01	147
25MUL443		218.00	219.50	1.50	1.47	4.87	4.87	212
25MUL443		238.20	239.70	1.50	1.47	8.06	8.06	231
25MUL447		138.10	139.05	0.95	0.94	3.69	3.69	150

Note : All composites are calculated using a 2 g/t Au cut-off with up to 5 m of internal waste except for those wider composites marked with “*”, where additional internal waste is allowed to demonstrate broad zones of mineralization.

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 2: Surface drill holes; azimuth, dip, drilled length, and collar location at surface
(UTM Zone 12 NAD27)

Hole ID	Azimuth	Dip	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
25HAL014	270.0	-60.0	330.0	713591.4	3167606.6	1645.7
25HAL015	270.0	-55.0	282.0	713603.1	3167524.8	1644.4
25HAL017	130.0	-35.0	460.5	713359.1	3167207.3	1637.7
25HAL019	130.0	-38.0	495.0	713434.4	3167275.6	1644.7
25HAL020	128.0	-35.0	462.0	713289.3	3167743.4	1707.8
25HAL021	130.0	-35.0	507.0	713524.1	3167342.1	1689.4
25HAL022	140.0	-43.0	187.5	713257.6	3167629.3	1682.7
25HAL023	180.0	-70.0	60.0	713294.6	3167124.8	1637.6
25HAL024	120.0	-35.0	499.5	713359.2	3167208.2	1638.1
25HAL025	130.0	-40.0	408.0	713359.1	3167207.9	1638.0
25HAL026	150.0	-35.0	304.5	713239.1	3167074.4	1629.9
25HAL027	320.0	-65.0	402.0	713890.7	3166952.0	1642.3
25HAL028	128.0	-32.0	418.5	713308.1	3167173.9	1638.5
25HAL029	320.0	-70.0	409.5	713974.6	3166962.0	1649.4
25HAL030	130.0	-43.0	423.0	713323.1	3167221.8	1637.0
25HAL031	320.0	-70.0	448.5	714074.8	3166927.3	1662.5
25HAL032	170.0	-33.0	327.0	713307.6	3167172.6	1636.7
25HAL033	294.0	-35.0	477.0	713890.1	3166951.9	1642.4
25HAL034	121.0	-40.0	391.5	713323.4	3167221.5	1637.0
25HAL035	308.0	-45.0	456.0	713890.4	3166952.2	1642.4
25HAL037	290.0	-65.0	450.0	713890.7	3166951.7	1642.4
25HAL039	170.0	-60.0	252.0	713403.6	3167291.0	1656.9
25HAL040	320.0	-65.0	402.0	713847.4	3166791.4	1615.8
25HAL041	235.0	-40.0	208.5	713319.2	3167223.2	1636.8
25HAL042	282.0	-61.0	444.0	713983.0	3167112.1	1685.2
25HAL043	250.0	-65.0	351.0	713447.4	3167410.1	1677.7
25HAL044	300.0	-41.0	408.0	713846.8	3166791.4	1615.8
25HAL045	315.0	-65.0	252.0	713446.3	3167411.2	1677.6
25HAL046	180.0	-60.0	322.5	713447.1	3167409.4	1677.7
25HAL047	355.0	-55.0	322.5	713603.9	3167525.3	1644.4
24PEL085	70.0	-87.0	310.5	717879.6	3166208.6	1494.7
24PEL086	143.0	-83.0	381.0	717883.2	3166203.2	1494.8
24PEL088	230.0	-79.0	276.0	717983.1	3166237.9	1510.1
24PEL089	182.0	-59.0	456.0	717876.9	3166206.7	1494.8
24PEL091	163.0	-61.0	339.0	717876.9	3166206.6	1494.9

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth	Dip	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
24PEL093	129.0	-53.0	148.5	717877.2	3166206.7	1494.8
24PEL094	260.0	-77.0	135.0	717975.1	3166137.0	1460.4
24PEL095	313.0	-59.0	315.0	717975.0	3166137.3	1460.4
24PEL096	15.0	-66.0	270.0	717975.2	3166137.2	1460.4
24PEL098	90.0	-53.0	180.0	717795.5	3166044.9	1479.7
24PEL099	0.0	-75.0	111.0	718145.1	3166300.4	1434.5
24PEL100	108.0	-60.0	348.0	717892.6	3166357.3	1574.7
24PEL101	0.0	-58.0	127.5	718145.0	3166300.5	1434.5
24PEL102	115.0	-81.0	250.5	718020.0	3166365.8	1525.9
25PEL103	100.0	-57.0	459.0	717735.0	3166711.4	1539.5
25PEL104	116.0	-50.0	453.0	717735.2	3166711.0	1539.5
25PEL105	295.0	-75.0	352.5	717982.7	3166236.1	1510.1
25PEL106	58.0	-67.0	469.5	717923.4	3166281.0	1545.1
25PEL107	258.0	-40.0	411.0	718189.0	3166508.2	1484.7
25PEL108	70.0	-63.0	399.0	717872.4	3166313.9	1552.1
25PEL109	310.0	-44.0	138.0	718169.4	3166285.8	1418.7
25PEL110	67.0	-61.0	537.0	717764.1	3166935.3	1447.0
25PEL111	98.0	-62.0	426.0	717802.7	3166340.9	1584.3
25PEL112	116.0	-73.0	450.0	717750.2	3166712.5	1539.5
25PEL113	66.0	-66.0	352.5	717910.3	3166400.6	1602.1
25PEL114	265.0	-40.0	427.5	718189.5	3166508.4	1484.6
25PEL115	75.0	-55.0	195.0	718022.0	3166318.2	1507.7
25PEL116	78.0	-65.0	220.5	718020.2	3166365.5	1526.0
25PEL117	65.0	-71.0	528.0	717923.8	3166281.3	1545.0
25PEL118	260.0	-48.0	408.0	718165.7	3166579.3	1529.3
25PEL119	88.0	-60.0	399.0	717826.1	3166745.3	1533.6
25PEL120	246.0	-41.0	400.5	718189.8	3166508.0	1484.8
25PEL121	251.0	-66.0	361.5	717980.0	3166230.8	1510.3
25PEL122	260.0	-40.0	483.0	718175.1	3166859.2	1426.7
25PEL123	106.0	-70.0	373.5	717836.3	3166243.3	1517.3
25PEL124	250.0	-47.0	279.0	718165.6	3166579.3	1529.3
25PEL125	91.0	-67.0	467.5	717748.4	3166908.7	1459.2
25PEL126	100.0	-70.0	448.5	717730.4	3166364.3	1607.6
25PEL127	70.0	-64.0	448.5	717835.4	3166614.9	1600.5
25PEL128	66.0	-69.0	466.5	717763.9	3166935.9	1446.9
25PEL129	95.0	-67.0	472.5	717755.3	3166413.7	1612.7
25PEL130	85.0	-67.0	478.5	717782.4	3166495.4	1607.2
25PEL131	252.0	-45.0	468.0	718223.5	3167046.5	1347.5

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth	Dip	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
25PEL132	87.0	-78.0	24.0	717810.1	3166368.2	1592.1
25PEL133	87.0	-78.0	414.0	717810.2	3166368.8	1592.1
25PEL134	85.0	-57.0	426.0	717782.5	3166495.4	1607.0
25PEL135	258.0	-40.0	468.0	718178.8	3166930.5	1396.5
25PEL136	88.0	-70.0	424.5	717802.9	3166341.0	1584.5
25PEL137	105.0	-62.0	438.0	717834.6	3166613.4	1600.6
25PEL138	74.0	-74.0	430.5	717764.0	3166936.0	1447.0
25PEL139	56.0	-78.0	27.0	717891.5	3166359.5	1575.0
25PEL140	56.0	-78.0	51.0	717891.8	3166359.5	1575.0
25PEL141	105.0	-61.0	261.0	717835.4	3166242.2	1517.3
25PEL142	103.0	-80.0	486.0	717764.0	3166936.0	1447.1
25PEL143	89.0	-58.0	543.0	717730.7	3166364.5	1607.6
25PEL144	61.0	-56.0	276.0	717793.8	3166045.8	1480.1
25PEL145	55.0	-73.0	445.5	717824.3	3166878.4	1480.5
25PEL146	108.0	-51.0	426.0	717786.6	3166702.8	1550.9
25PEL147	97.0	-52.0	501.0	717756.0	3166413.6	1612.7
25PEL148	102.0	-46.0	457.5	717786.8	3166702.9	1551.0
25PEL149	105.0	-75.0	507.0	717748.0	3166907.7	1459.0
25PEL150	278.0	-47.0	400.5	718165.6	3166579.5	1529.1
25PEL151	63.0	-76.0	372.0	717878.8	3166362.3	1574.9
25PEL152	275.0	-40.0	477.0	718244.2	3166679.7	1438.8
25PEL153	262.0	-44.0	334.5	718190.4	3166508.3	1485.6
25PEL154	156.0	-76.0	141.0	718142.9	3166294.6	1434.6
25PEL155	262.0	-33.0	351.0	718190.6	3166507.8	1484.5
25PEL156	213.0	-75.0	208.5	718141.2	3166296.3	1434.6
25PEL157	267.0	-47.0	378.0	718183.7	3166465.1	1477.1
25PEL158	267.0	-37.0	352.5	718183.3	3166465.0	1476.8
24MUL378	337.0	-76.0	327.0	721401.4	3171819.7	1338.6
24MUL379	241.0	-72.0	351.0	722120.2	3172062.8	1159.0
24MUL380	325.0	-85.0	310.3	721612.3	3171788.9	1324.1
24MUL381	9.0	-77.0	13.5	721401.0	3171819.3	1338.5
24MUL382	9.0	-77.0	307.5	721401.0	3171819.6	1338.5
24MUL383	286.0	-81.0	21.0	722120.0	3172063.1	1158.9
24MUL384	284.0	-82.0	345.0	722120.2	3172063.0	1158.9
24MUL385	53.0	-56.0	400.0	721402.7	3172061.8	1330.7
24MUL386	355.0	-79.0	252.0	721306.5	3171667.1	1328.5
24MUL387	260.0	-75.0	291.0	721558.2	3171748.3	1314.3
24MUL388	284.0	-85.0	351.0	722141.9	3172044.7	1161.9

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth	Dip	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
24MUL389	237.0	-78.0	298.0	721344.1	3171894.0	1328.0
24MUL390	21.0	-82.0	210.0	721635.2	3172076.0	1269.2
24MUL391	355.0	-79.0	301.0	721342.9	3171893.4	1328.1
24MUL392	202.0	-70.0	310.5	722072.2	3172138.2	1110.0
24MUL393	290.0	-67.0	216.0	721730.0	3172594.3	1155.6
24MUL394	0.0	-80.0	220.0	721642.3	3172671.7	1159.7
24MUL395	332.0	-81.0	413.0	722015.8	3171885.4	1248.2
24MUL396	278.0	-73.0	228.0	721640.9	3172671.9	1159.8
24MUL397	52.0	-76.0	162.0	721642.1	3172457.6	1174.3
24MUL398	249.0	-30.0	300.0	721823.6	3172652.0	1131.1
24MUL399	13.0	-50.0	237.0	721736.7	3172645.7	1153.0
24MUL400	222.0	-86.0	397.2	722060.1	3171945.2	1218.9
24MUL401	281.0	-40.0	276.0	721823.5	3172653.8	1131.1
24MUL402	309.0	-88.0	394.0	721919.3	3171974.9	1256.5
24MUL403	207.0	-76.0	336.0	722056.6	3172079.0	1152.0
25MUL407	115.0	-62.0	333.0	721502.0	3172588.0	1201.0
25MUL408	115.0	-50.0	282.0	721502.0	3172587.0	1201.0
25MUL410	312.0	-80.0	390.0	722041.0	3171983.0	1216.0
25MUL411	110.0	-76.0	225.0	721602.0	3172475.0	1180.0
25MUL413	110.0	-76.0	201.0	721575.0	3172465.0	1187.0
25MUL414	243.0	-79.0	219.0	722057.0	3172080.0	1152.0
25MUL415	243.0	-79.0	345.0	722057.0	3172080.0	1152.0
25MUL416	296.0	-40.0	150.0	721387.0	3171304.0	1223.0
25MUL418	60.0	-73.0	279.0	721278.0	3171349.0	1293.0
25MUL419	152.0	-82.0	258.0	721434.0	3171416.0	1280.0
25MUL420	50.0	-89.0	240.0	721611.0	3171617.0	1265.0
25MUL421	130.0	-78.0	264.0	721611.0	3171615.0	1265.0
25MUL422	0.0	-64.0	252.0	721527.0	3171582.0	1284.0
25MUL423	305.0	-73.0	410.5	722042.0	3171981.0	1216.0
25MUL424	244.0	-74.0	243.0	721595.0	3172105.0	1266.0
25MUL425	110.0	-76.0	201.0	721554.0	3172448.0	1192.0
25MUL427	355.0	-73.0	295.5	721600.0	3172053.0	1276.0
25MUL428	321.0	-75.0	398.6	722041.0	3171981.0	1216.0
25MUL429	110.0	-76.0	201.0	721513.0	3172429.0	1207.0
25MUL430	354.0	-80.0	192.0	721278.0	3171351.0	1293.0
25MUL431	333.0	-72.0	221.5	721281.0	3171767.0	1315.0
25MUL433	100.0	-74.0	362.5	722074.0	3172139.0	1110.0
25MUL436	167.0	-77.0	305.6	721462.0	3171587.0	1296.0

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth	Dip	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
25MUL437	175.0	-75.0	297.0	721436.0	3171416.0	1280.0
25MUL438	281.0	-64.0	186.0	721276.0	3171351.0	1293.0
25MUL439	271.0	-72.0	318.0	721428.0	3171435.0	1280.0
25MUL440	142.0	-74.0	264.0	721356.0	3171435.0	1282.0
25MUL441	289.0	-76.0	190.5	721276.0	3171351.0	1293.0
25MUL443	179.0	-84.0	290.7	721462.0	3171587.0	1296.0
25MUL444	195.0	-70.0	293.5	721461.0	3171587.0	1296.0
25MUL445	191.0	-66.0	273.0	721504.0	3171387.0	1248.0
25MUL446	296.0	-79.0	203.6	721262.0	3171408.0	1287.0
25MUL447	287.0	-84.0	222.0	721504.0	3171387.0	1248.0
25MUL448	108.0	-76.0	179.6	721262.0	3171407.0	1287.0
25MUL449	189.0	-74.0	251.5	721405.0	3171575.0	1297.0
25MUL452	277.0	-80.0	252.0	721395.0	3171341.0	1235.0
09PA152R	0.0	-90.0	382.2	721964.9	3171935.6	1256.1
10PA216R	0.0	-90.0	401.3	722041.1	3171982.4	1215.6
23MUL107R	300.0	-69.0	451.0	721942.9	3171723.5	1275.0
23MUL111R	119.0	-83.0	13.0	721970.7	3171933.9	1256.6
23MUL113R	160.0	-88.0	381.7	721969.3	3171936.1	1256.2
23MUL123R	285.0	-85.0	389.1	721732.6	3171824.6	1335.9

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Puerto Del Aire, Cerro Pelon, and Halcon Location Map, Mulatos District

17 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Cerro Pelon – New Exploration Highlights, Plan View

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 3: Cerro Pelon – Cross Section Through Mineralization with New Exploration Highlights

19 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 4: Puerto Del Aire – New Exploration Highlights, Plan View

20 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 5: Halcon Target – New Exploration Highlights, Plan View

21 | ALAMOS GOLD INC